Alan I. Annex, Esq.
212-801-9323
annexa@gtlaw.com
December 5, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Michael McTiernan, Esq.
Philip L. Rothenberg, Esq.
Dan Gordon
Eric McPhee

Re:	FX Real Estate and Entertainment Inc.
Registration Statement on Form S-1 (as Amended)
File No. 333-145672
Gentlemen:
     On behalf of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Registrant”), we transmit herewith to the Securities and Exchange Commission (the “Commission”) the Registrant’s responses to comments received from the Commission’s staff (the “staff”) by a letter dated December 5, 2007. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.
     For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment.
2.	Organization and Background, page F-7
CKX Investment, page F-8
1.	We have reviewed your response to comment #6. Please provide us with a detailed analysis of how you considered all of the factors of EITF Topic D-97 in your accounting for this transaction.

EITF Topic D-97, Push-Down Accounting, (“Topic D-97”) references the views of the SEC staff that push-down accounting is permitted, and in certain situations required, if a company becomes substantially wholly-owned. That is, at least 80% of the company is acquired. Topic D-97 provides clarification that “it is appropriate to aggregate the holdings of those investors who both “mutually promote” the acquisition and “collaborate” on the subsequent control of the investee company” when assessing whether or not the entity is substantially wholly-owned.”

Topic D-97 also notes that for purposes of assessing whether two investors (in our case: Flag and CKX) are part of a collaborative group, “the SEC staff believes that a rebuttable presumption exists that any investor investing at the same time as or in reasonable proximity to the time others invest in the investee is part of the collaborative group with the other investors”. Flag’s investment in FXLR occurred on May 11, 2007 (with the contribution of its interests in the Metroflag assets), followed by CKX’s contemplated investment on June 1, 2007 (see below for further details), which presents a rebuttable presumption that Flag and CKX are part of a collaborative group.

In determining whether the aforementioned presumption is rebutted, we considered all pertinent facts and circumstances, including those factors highlighted in Topic D-97 which would be indicative of an investor not being part of a collaborative group. These factors are listed below along with our detailed analysis:
I.	Independence
•	The investor is substantive. For example, the investor is an entity with substantial capital (that is, comparable to that expected for a substantive business with similar risks and rewards) and other operations. In contrast, an investor that is a special-purpose entity whose only substantive assets or operations are its investment in the investee generally would not be considered substantive. — True. Both Flag and CKX are substantive investors.

•	The investor is independent of and unaffiliated with all other investors. — No due to Robert F.X. Sillerman’s ownership interest in both Flag and CKX. Mr. Sillerman, owns approximately 29% of Flag, 33% of Flag Leisure Group, the management member of Flag and 3% of CKX. In addition, Paul C. Kanavos, who also owns 33% of Flag Leisure Group, owns approximately 29% of Flag and 100,000 shares of CKX common stock.

•	The investor’s investment in the investee is not contingent upon any other investor making investments in the investee. — No as the formation of FXLR contemplated the investments to be made by both Flag and CKX, and neither investment would have been made independent of the other.

•	The investor does not have other relationships with any other investor that are material to either investor. — True as there are no other common relationships between Flag and CKX.

II.	Risk of Ownership
•	The investor is investing at fair value. — True. The membership interests were determined based upon fair value. The independent members of the Board of Directors of CKX engaged an independent financial advisor that provided a fairness opinion as to the transaction.

•	The investor invests funds from its own resources. — True.

•	The investor fully shares with all other investors in the risks and rewards of ownership in the investee in proportion to its class and amount of investment. That is, the investor’s downside risk or upside reward are not limited, and the investor does not receive any other direct or indirect benefits from any other investor as a result of investing in the investee. — No due to the limited guarantee provided by the Repurchase Agreement dated June 1, 2007 between CKX, FXRE, FXLR, Flag, Robert F.X. Sillerman, Paul Kanavos and Brett Torino. Refer to the Note 2 to the consolidated financial statements of FXRE for further information as to the terms of the agreement.

•	The funds invested by the investor are not directly or indirectly provided or guaranteed by any other investor. — No due to the limited guarantee provided by the Repurchase Agreement dated June 1, 2007 between CKX, FXRE, FXLR, Flag, Robert F.X. Sillerman, Paul Kanavos and Brett Torino. Refer to the Note 2 to the consolidated financial statements of FXRE for further information as to the terms of the agreement.

•	The investor is at risk only for its own investment in the investee and not another’s investment in the investee. That is, the investor is not providing or guaranteeing any part of another investor’s investment in the investee. — No due to the limited guarantee provided by the Repurchase Agreement dated June 1, 2007 between CKX, FXRE, FXLR, Flag, Robert F.X. Sillerman, Paul Kanavos and Brett Torino. Refer to the Note 2 to the consolidated financial statements of FXRE for further information as to the terms of the agreement.
III.	Promotion
•	The investor did not solicit other parties to invest in the investee. — No as Flag and CKX mutually promoted and collaborated on the formation of FXLR. As part of these efforts, both Flag and CKX participated in presentations to the independent members of the Board of Directors of CKX and attended bank meetings as to the formation of FXLR.
IV.	Subsequent Collaboration
•	The investor is free to exercise its voting rights in any and all shareholder votes. — True with respect to the interests obtained by Flag and CKX. However, pursuant to the Operating Agreement of FXLR signed between Flag and CKX, key operating decisions (e.g., approval of budgets, significant investments, check signing, financing) require the approval of both Flag and CKX. Therefore, the ability to effectively implement and execute its business strategy requires the ongoing collaboration between Flag and CKX. Furthermore, as FXLR had no employees at its inception, operating and support services were provided by Flag and CKX pursuant to certain shared service arrangements.

With respect to the distribution trusts subsequently formed by CKX on June 18, 2007, the membership interests held by the distribution trusts are required to be voted in proportion to the voting by Flag and CKX.

•	The investor does not have disproportionate or special rights that other investors do not have, such as a guaranteed seat(s) on the investee’s board, required supermajority voting rights for major or significant corporate decisions, guaranteed consent rights over corporate actions, guaranteed or specified returns, and so forth. — True, however, pursuant to the Operating Agreement of FXLR signed between Flag and CKX, key operating decisions (e.g., approval of budgets, significant investments, check signing, financing) require the approval of both Flag and CKX. Therefore, the ability to effectively implement and execute its business strategy requires the ongoing collaboration between Flag and CKX.

•	The investor’s ability to sell its investee shares is not restricted, except as provided by the securities laws or by what is reasonable and customary in individually negotiated investment transactions for closely held companies (for example, a right of first refusal held by the investee on the investor’s shares in the event of a bona fide offer from a third party). — No due to lock-up agreements consummated by Flag and CKX which impose transfer restrictions on both investors with respect to their ownership interests for 3 years.
Based upon the detailed analysis outlined above, we concluded that Flag and CKX did not overcome the presumption that they were members of a collaborative group of investors. In summary, the more critical factors we considered in reaching our conclusion were as follows:
•	Flag and CKX mutually promoted and collaborated on the formation of FXLR and each investor’s investment was made in contemplation of the other.

•	The existence of common ownership (and management) in both Flag and CKX and more specifically, that of Robert F.X. Sillerman and Paul C. Kanavos.

•	The limited guarantee provided by the Repurchase Agreement dated June 1, 2007 to protect the value of CKX’s initial investment.

•	The subsequent and ongoing collaboration between Flag and CKX as pursuant to the Operating Agreement of FXLR, key operating decisions (e.g., approval of budgets, significant investments, check signing, financing, etc.) must be approved by both Flag and CKX.

•	The transfer restrictions on each of Flag and CKX’s interests.

As Flag and CKX acquired 100 percent of the outstanding membership interests of FXLR as a collaborative group, we believe Topic D-97 requires push-down accounting to be applied in FXLR’s consolidated financial statements pursuant to Staff Accounting Bulletin No. 54, Application of “Pushdown” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase (“SAB 54”). As such, push-down of the investors’ bases to the FXLR consolidated financial statements was performed and reflected as of June 1, 2007.

2.	In addition, please tell us how you considered EITF 88-16 and SAB Topic 5.J in determining your accounting for the investment by CKX in FXLR for 50% of the FXLR membership interests.

We considered EITF 88-16, Basis in Leveraged Buyout Transactions, and concluded it was not applicable. As defined in ETIF 88-16, a leveraged buyout transaction (“LBO”) is “effected in a single highly leveraged transaction or a series of related and anticipated highly leveraged transactions that result in the acquisition by NEWCO of all previously outstanding common stock of OLDCO”. FXLR was not a leveraged transaction and was formed through the collaboration of Flag and CKX in which each investor contributed assets and cash, respectively.

SAB Topic 5-J, or SAB 54, was considered and applied in determining our accounting upon formation of FXLR (as indicated in our response in 1. above). More specifically, we believe we complied with SAB 54, Question 1 as the formation of FXLR comprises a purchase transaction resulting in an entity becoming substantially wholly-owned and with the investment made by CKX, a new basis of accounting was established for the purchased assets and liabilities. SAB 54, Questions 2 and 3 are not applicable as these situations are not consistent with our fact pattern.
Metroflag Acquisition, page F-10
3.	We have reviewed your response to comment #7. From your response, it appears that as a result of the acquisition of the remaining 50% interest in Metroflag by FXLR on July 6, 2007, the assets acquired and liabilities assumed were recorded at fair value as of the acquisition date, and the subsequent basis of the Park Central Property on FXLR’s balance sheet was 50% fair value as of July 6, 2007, 25% fair value as of June 1, 2007 (pushed-down from CKX) and 25% historical cost (pushed-down from Flag). Please tell us whether this is correct, and whether this is the basis at which the Park Central Property is recorded on the balance sheet of FXRE as of September 30, 2007.

The Registrant confirms that the Commission’s summarization is correct and accurately reflects the basis at which the Park Central Property is recorded on the balance sheet of the Registrant as of September 30, 2007.

4.	Please show us how the investment in Metroflag of approximately $85 million was allocated to the assets and liabilities of the Registrant after you acquired the remaining 50% of Park Central Property. It appears that the fair value of the purchase that occurred on July 6, 2007 approximates the amounts included on the balance sheet at September 30, 2007.

The original Investment in Metroflag ($85 million) represented a push-down of Flag’s and CKX’s bases in such asset, using historical cost for Flag’s 25% and fair value for CKX’s 25%. As a result of the acquisition of the remaining 50% interest in Metroflag on July 6, 2007, the Company changed its accounting for the investment for Metroflag from the equity method of accounting to consolidation. As a result, the original investment was eliminated through consolidation as of the acquisition date (July 6, 2007).

The original investment balance ($85 million) along with the $180 million purchase consideration for the remaining 50% interest in Metroflag generated excess purchase price, which based upon a preliminary valuation report, has been allocated to Land (as the fair value of Land exceeded the historical carrying basis). All other assets and liabilities were preliminarily determined to approximate fair value. In determining the extent of the fair value adjustment for Land, we considered the 25% triggered by the CKX investment on June 1, 2007 and 50% based upon the acquisition on July 6, 2007. The summary table reflecting the acquired assets and liabilities assumed on page F-10 was merely to reconcile the $180 million purchase consideration expended for the remaining 50% interest in Metroflag. Where appropriate, the assets and liabilities were adjusted to reflect an aggregate 75% fair value attributed to the 25% triggered by the CKX investment on June 1, 2007 and 50% based upon the acquisition on July 6, 2007.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in please do not hesitate to contact the undersigned by telephone at (212) 801-9323 or Andrew E. Balog at (305) 579-0642.
     Thank you, in advance, for the Staff’s prompt attention to this filing.
Very truly yours,
/s/ Alan I. Annex
Alan I. Annex

cc:	Robert F.X. Sillerman
Howard J. Tytel, Esq.
Mitchell J. Nelson, Esq.
Jason K. Horowitz, Esq.
Andrew E. Balog, Esq.